SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04017089

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SEC FILE NUMBER
8- 43878

SEC MAIL RECEIVED MAR 23 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert Cutright Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 Belblossom Way
(No. and Street)

Los Gatos (City) California (State) 95032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Cutright 408-356-6481
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Cutright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Cutright Associates, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of CALIFORNIA
County of SANTA CLARA
Subscribed and sworn (or affirmed) to before me this 15TH day of MARCH, 2004

[signature]
Notary Public

[signature: Robert C. Cutright]
Signature

CEO
Title

CHRISTOPHER MICHAEL GERRITY
Commission # 1438293
Notary Public — California
Santa Clara County
My Comm. Expires Sep 8, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Robert Cutright Associates, Inc.

I have audited the accompanying statement of financial condition of Robert Cutright Associates, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Cutright Associates, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Robert Cutright Associates, Inc
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 6,663
Commissions receivable	3
Total assets	$ 6,666

Liabilities and Stockholders' Equity

Liabilities	
Total liabilities	$ –
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 118 shares issued and outstanding	10,000
Additional paid-in capital	42,674
Accumulated deficit	(46,008)
Total stockholders' equity	6,666
Total liabilities and stockholders' equity	$ 6,666

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Statement of Income
For the year ended December 31, 2003

Revenue		
Commissions	$	15
Interest income		33
Other income		103
Total revenue		151
Expenses		
Bank service charges		30
Total expenses		30
Net income (loss)	$	121

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid-in capital	Accumulated Deficit	Stockholders' Equity
Balance on January 1, 2003	$ 10,000	$ 42,674	$ (46,129)	$ 6,545
Net income for the year	-	-	121	121
Balance on December 31, 2003	$ 10,000	$ 42,674	$ (46,008)	$ 6,666

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income		$ 121
Adjustments to reconcile net cash and cash equivalents provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 2	
Total adjustments		2
Net cash and cash equivalents provided by operating activities		123
Cash flow from investing activities:		–
Cash flow from financing activities:		–
Net increase in cash and cash equivalents		123
Cash and cash equivalents at beginning of year		6,540
Cash and cash equivalents at end of year		$ 6,663
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Notes to Financial Statements
December 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Robert Cutright Associates, Inc (the "Company"), is a California corporation formed on May 24, 1991. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

In Company in prior years focused on an investment banking role of assisting in bring to market an option trading partnership. The Company offered its several services to new clients in a conventional transactions broker role. Also, the Company sells mutual funds. The Company has an undue concentration of risks as all revenue transactions are from one (1) client.

The Company continues its full focus on bringing to market and completing the offering of an option trading partnership, C&C Investment Fund, L.P. (CCLP). CCLP founded in 1994 with one limited partner with a capital contribution of $500,000 had audited capital gains in a 4¾ year period (4/25/94 to 12/18/96) of over 1.25 million. No more than an average of 22% of funds available was invested per trade. In the 4¾ years there were 21 trades with an average duration of 9 days in each trade.

The theoretical trade model takes advantage of short duration volatile market moves; thus, the partnership is in the market only about 16% of the total available trading days. With the one general partner's withdrawals of funds to meet overdue taxes, CCLP suspended regular trade activity, ending 1998, but the partnership remained open. Mr. Cutright who is the general partner of CCLP and president of the Company, began research on a put signal to complement the call signal exclusively used for the prior five years of operation. The theory behind the trade activity remained the same.

The complementary put trade signal, when used with the original call signal, was able to produce back-tested (1997 thru 2000) results far superior to the prior period results using only calls. The back-tested results were more than an order of magnitude improvement. However, this is back-testing versus actual trades.

In 2002, because the partnership documents were delayed in legal rewrite, Mr. Cutright personally traded the new put and call signal combination.

In 2003, previously unpublished statistical concepts and formula as well as advanced software were introduced which was difficult to re-program, not an uncommon problem for leading edge activity. Preliminary back-testing suggests another significant leap forward in results. This will be the completion of major technical activity. The prospectus is updated and 2004 should represent the restart of the previous program, now further upgraded.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The stockholders have elected to be taxed under the provisions of Subchapter S of the Internal Revenue code and applicable state laws. Under those provisions, the company does not pay federal corporate income taxes on its taxable income; however, a 1.5% tax exists on the taxable income, for state reporting purposes. The stockholders are liable for federal and state income taxes on the Company's taxable income.

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

Note 2: <u>RELATED PARTY TRANSACTIONS</u>

During the year ended December 31, 2003, certain operating expenses of the Company were paid for and absorbed by C&C Investment Fund, Limited Partnership (CCLP), in accordance with CCLP's partnership agreement. The Company's president is the general partner of CCLP. During the year ended December 31, 2003, the following expenses were advanced by Robert Cutright of CCLP:

Regulatory fees	$ 1,294
State income taxes	800
Other operating expenses	2,908
	$ 5,002

Note 3: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

Note 3: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003.

The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 4: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $6,666 which was $1,666 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable as the Company has no aggregate indebtedness, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Robert Cutright Associates, Inc
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital		
Total stockholder's equity		$ 6,666
Less: Non-allowable assets		
	$ -	
Total adjustments		-
Net capital before haircuts		6,666
Haircuts		
Total haircuts		-
Net Capital		6,666
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	n/a	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,666
Ratio of aggregate indebtedness to net capital	n/a	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

See independent auditor's report

Robert Cutright Associates, Inc
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Robert Cutright Associates, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Robert Cutright Associates, Inc
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Robert Cutright Associates, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Robert Cutright Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Robert Cutright Associates, Inc

In planning and performing my audit of the financial statements and supplemental schedules of Robert Cutright Associates, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Robert Cutright Associates, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2004